

January 11, 2024

Fui Chu Lo
Chief Financial Officer
iOThree Limited
140 Paya Lebar Road #07-02
AZ @ Paya Lebar
Singapore 409015

> **Re: iOThree Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Filed January 2, 2024**
> **CIK No. 0001997637**

Dear Fui Chu Lo:

   We have reviewed your amended draft registration statement and have the following comments.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management
Compensation of Directors and Executive Officers, page 90

1. We note your response to our prior comment 2 and that you paid executive compensation to your executive officers in both the 2023 and 2022 fiscal year. Please reconcile this with your later statement on page 90 that "For the years ended March 31, 2023 and 2022, our Company did not pay any compensation to our directors and executive officers as their compensation and benefits."

   Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Marc J. Adesso